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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                  FORM 6-K/A-1

                            REPORT OF FOREIGN ISSUER

    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                    FILING NO. 2 FOR THE MONTH OF APRIL, 2000




                              Visible Genetics Inc.
                              ---------------------
                           (Exact name of Registrant)

             700 Bay Street, Suite 1000, Toronto ON, Canada M5G 1Z6
             ------------------------------------------------------
                    (Address of principal executive offices)




Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F /X/  Form 40-F /_/


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes /_/  No /X/

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                              VISIBLE GENETICS INC.

      On or about April 19, 2000, Visible Genetics Inc. (the "Company") mailed a Notice of Annual and Special Meeting of Shareholders, and Management Information Circular and Proxy Statement, each dated April 13, 2000 and Forms of Proxy, each of which was filed by the Company with the SEC on April 19, 2000 under cover of Form 6-K.

      The Form 6-K filed by the Company on April 19, 2000 incorporated by reference the information set forth therein into the Company's Registration Statements on Form F-3, and into the prospectuses contained therein, (File Nos. 333-67607, 333-68939, 333-91155 and 333-94649) and the Company's outstanding
Registration Statements on Form S-8.

      The Company hereby incorporates the information set forth in the Form 6-K filed by the Company on April 19, 2000 into the Company's Registration Statement on Form F-3 (File No. 333-32258), and into the prospectus contained therein, and into each of the prospectuses included in the Company's outstanding Registration Statements on Form S-8.


                                   SIGNATURES


   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                    VISIBLE GENETICS INC.


Date: May 2, 2000                   By: /s/ Thomas J. Clarke
                                        --------------------
                                        Name: Thomas J. Clarke
                                        Title:  Chief Financial Officer